Exhibit 99.3

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Issuer

Ero Copper Corp. (“Ero” or the “Company”)
1050 – 625 Howe Street
Vancouver, BC V6C 2T6

Item 2.	Date of Material Change

November 6, 2023.

Item 3.	News Release

A news release dated November 6, 2023, announcing the material change referred to in this report, was disseminated through GlobeNewswire and filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) on November 6, 2023.

Item 4.	Summary of Material Change

On November 6, 2023, the Company entered into an agreement with a syndicate of underwriters led by BMO Capital Markets (collectively, the “Underwriters”) under which the Underwriters agreed to purchase on a bought deal basis 8,510,000 common shares (the “Common Shares”), at a price of US$12.35 per Common Share (the “Offering Price”) for gross proceeds of approximately US$105 million (the “Offering”).

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

On November 6, 2023, the Company entered into an agreement with the Underwriters under which the Underwriters agreed to purchase, on a bought deal basis, 8,510,000 Common Shares, at the Offering Price for gross proceeds of approximately US$105 million. The Company has granted the Underwriters an option, exercisable at the Offering Price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any, and for market stabilization purposes. The Offering is expected to close on or about November 14, 2023 and is subject to the Company receiving all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and New York Stock Exchange.

The net proceeds from the Offering will be used to advance growth initiatives at the Company’s Tucumã Project and Caraíba Operations, advance regional exploration programs, as well as for general corporate and working capital purposes.

The Company agreed that the Common Shares would be offered for sale pursuant to the Offering in all of the provinces and territories of Canada, other than Quebec, by way of a Canadian prospectus supplement to the Company’s Canadian short form base shelf prospectus dated August 18, 2023 (the “Base Shelf Prospectus”) and would be offered for sale in the public offering in the United States pursuant to an effective registration statement on Form F-10 filed under the Canada/U.S. multi-jurisdictional disclosure system.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance On subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Courtney Lynn, SVP, Corporate Development, Investor Relations & Sustainability Tel: (604) 335-7504 Email: info@erocopper.com

Item 9.	Date of Report

November 7, 2023.

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the general terms of the Offering, the closing date of the Offering, regulatory approvals in respect of the Offering, and the use of proceeds from the Offering.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this report and in the Base Shelf Prospectus and the documents incorporated by reference therein. The risks discussed in this report and in the Base Shelf Prospectus and the documents incorporated by reference therein are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the Base Shelf Prospectus and the documents incorporated by reference therein.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this report and in the Base Shelf Prospectus and the documents incorporated by reference therein, the Company has made certain assumptions about, among other things: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this report, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this report. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this report and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.